SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2013

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: March 12, 2013	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

Contacts:

In Taiwan Dr. S.K. Chen ChipMOS TECHNOLOGIES (Bermuda) LTD. +886-6-507-7712 s.k._chen@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS REPORTS FEBRUARY 2013 REVENUE

Hsinchu, Taiwan, March 12, 2013 - ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company’’) (NASDAQ: IMOS) today reported its unaudited consolidated revenue for the month of February 2013.

Revenue for the month of February 2013 was NT$1,355.3 million or US$45.7 million, a decrease of 6.7% from the month of January 2013 and a decrease of 5.1% from the same period in 2012. The decline reflects typical seasonality in the industry related to Chinese New Year and normal customer demand patterns. The Company expects to slightly offset this typical softness with continued growth in its LCD driver and mixed-signal businesses. All U.S. figures in this release are based on the exchange rate of NT$29.67 to US$1.00 as of February 28, 2013.

Consolidated Monthly Revenues (Unaudited)

	February 2013	January 2013	February 2012	MoM Change	YoY Change
Revenues (NT$ million)	1,355.3	1,453.1	1,428.0	–6.7%	–5.1%
Revenues (US$ million)	45.7	49.0	48.1	–6.7%	–5.1%

ChipMOS’ February 2013 consolidated revenues included revenues of ChipMOS TECHNOLOGIES INC., ChipMOS U.S.A., Inc., MODERN MIND TECHNOLOGY LIMITED and its wholly-owned subsidiary ChipMOS TECHNOLOGIES (Shanghai) LTD., and ThaiLin Semiconductor Corp.

March 18, 2013 Investor Conference Call / Webcast Details

ChipMOS will review detailed fourth quarter and full year 2012 results on Monday, March 18, 2013 at 8:00AM ET (8:00PM, March 18, Taiwan time). The conference call-in number is +1-201-689-8562. A live webcast of the conference call will be available at ChipMOS’ website at http://www.chipmos.com. The playback is scheduled to be available in 2 hours after the conclusion of the conference call and will be accessible by dialing +1-858-384-5517, with confirmation ID number 408537.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (http://www.chipmos.com) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.